Exhibit 99.1
Shareholder Letter Q2 2023

Second Quarter 2023 Highlights Business Update | Q2 2023 2 Rendered utilizing computer graphics. Lilium arranges upsized $192 million capital raise – Consists of a) an underwritten public offering with gross proceeds of $75 million; b) a private placement offering with gross proceeds of $42 million (“PIPE”), led by leading German technology investors Earlybird Venture Capital, BIT Capital, UVC Partners and Frank Thelen, as well as Lilium Board members and senior ex-ecutives; and c) an additional $75 million partial prepayment by Aceville Pte. Limited (“Aceville”), an affiliate of existing Lilium-investor Tencent, against the total exercise price of warrants issued in May 2023 – Brings to $292 million the total fundraising arranged in last three months Final audit for EASA Design Organization Approval (DOA) successfully conducted – On track to receive DOA later this year Certification basis success in the US – FAA issues G-1 certification basis for the Lilium Jet Partnership announced with Shenzhen municipality – Lilium achieves breakthrough into the Chinese market, which could represent up to 25% of the global eVTOL market First preliminary agreement in China for the sale of 100 Lilium Jets Wind Tunnel testing conducted of complete Lilium Jet model through multiple speed ranges including hover and cruise – Significant insights gained on flight performance in hover and high-speed flight DENSO-built e-motor starts testing at Lilium – Electric, mechanical and thermal behavior to be validated on Lilium test rig First Lilium Jet fan built – Aeronamic completes titanium fan for the aircraft First primary structures and composite part completed – Aciturri builds first set of frames and composite belly skin

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Dear Lilium shareholders,

We are pleased to report that in the second quarter of 2023 Lilium continued to meet all key development and certification milestones necessary to stay on course for the targeted first manned flight of our type-conforming aircraft in late 2024. This momentum was reinforced with a successful capital raise after the end of the quarter, in which Lilium raised approximately $117 million in gross proceeds, primarily from new investors, triggering the $75 million pre-funding commitment from Aceville we previously disclosed. This financing positions Lilium to continue our development of the Lilium Jet at full pace. In total, Lilium arranged $192 million in new financing, which when combined with our quarter-end balance of cash, cash equivalents and other financial assets, will provide Lilium with approximately $386 million[1] of liquidity as we enter the second half of 2023 and represents a substantial portion of the total funding we estimate necessary to reach full development of our type-conforming aircraft. Going forward, we intend to prioritize non-dilutive funding (i.e., public loans, pre-delivery payments ("PDPs"), grants) for our remaining funding needs.

Perhaps most importantly, the new investors joining our current shareholders are a strong endorsement of our technology, the value proposition of the Lilium Jet, and the clear path to certification we enjoy as a result of our continuing alignment with EASA's already established certification standards. In particular, we believe the investment of these sophisticated investors is a strong validation of our business model.

The financing has put the spotlight back on to Lilium. We expect to take advantage of this renewed interest to attract additional capital from both private and governmental sources, and to drive commercial engagement leading to further orders and pre-delivery payments.

Lilium enters the second half of 2023 with $386 million[1] of liquidity.

In the second quarter our team continued to prepare for the start of assembly of our first Lilium Jet, which will be used primarily for validation of systems integration. Detailed design and testing of the aircraft and its key systems are advancing in alignment with EASA certification requirements, the first, and to date only, comprehensive ruleset for eVTOL aircraft. Lilium's team of Tier 1 suppliers is building parts for the aircraft for initial deliveries starting later this year and scaling up industrial processes.

1. See section "Cash spend within budget for first half of 2023, balance sheet strengthened" for more information.

LILIUM
Business Update | Q2 2023 3

Business Update | Q2 2023 4 Our commercial progress in the second quarter in marketing the Lilium Jet to potential new customers around the world was highlighted by the response to our aircraft cabin exhibit at the 2023 Paris Air Show, where the Lilium Jet cabin was by all accounts a star attraction. The reaction of potential customers and competitors alike confirms our market strategy in developing the eVTOL that customers demand. We are convinced that our aircraft will set the benchmark for the eVTOL industry, with its electric jet technology opening the way for superior performance, unit economics and customer experience. Moreover, being designed to meet the highest safety standards, the Lilium Jet is uniquely positioned for regula-tory acceptance and service entry across multiple regions. This is demonstrated not only by the recent issuance of our G-1 certification basis from the FAA, but also our growing customer reach, with sales commitments and indications of interest from key markets globally, most recently China.2 Funding momentum We are pleased to have successfully completed our latest equity capital raise, consisting of an underwritten public offering with gross proceeds of $75 million; a concurrent private offering with gross proceeds of $42 million with participation from leading German technology investors Earlybird Ven-ture Capital, BIT Capital, UVC Partners and Frank Thelen, as well as multiple Lilium Board members and senior executives; and an additional $75 million partial prepayment by Aceville against the total exercise price of warrants (which is incremental to the $100 million partial prepayment by Aceville against the total exercise price of the warrants paid upon issuance in May 2023). The $292 million of capital arranged in less than three months will enable Lilium to continue the development of its Lilium Jet at full pace and covers much of the estimated capital required to achieve the first manned flight of our type-conforming aircraft in late 2024. Lilium remains in active dialogue with stakeholders for additional funding, including non-dilutive investments, and is encouraged by the progress of these discussions. After completing our first manned flight, we expect to benefit from substantial pre-delivery payments (PDPs), which we believe will support our subsequent capital needs. Leading German technology investors Earlybird, BIT Capital, UVC Partners and Frank Thelen participated in the latest funding. In July 2023, Volker Wissing, German Federal Minster for Digital and Transport (left) met Lilium CEO Klaus Roewe (right) at Lilium’s facilities near Munich, before taking the controls on a simulated flight over New York City. 2. The purchase of Lilium Jets is subject to the applicable parties agreeing to final commercial terms and entering into definitive agreements with respect thereto.

Business Update | Q2 2023 5 Cash spend within budget for first half of 2023, balance sheet strengthened Adjusted cash spend3 in the first half of 2023 was €113 million ($123 million4 ), less than the budget plan of €125 million ($136 million), thanks to company effi-ciencies and prioritization of key program milestones. The adjusted cash spend included non-recurring supplier payments for aerostructures and avionics. After our recent capital raise and giving effect to estimated fees and expenses, Lilium has approximately €354 million ($386 million) of liquidity, comprised of €184 million ($200.6 million) of cash, cash equivalents and other financial assets on our balance sheet as of June 30, 2023, €69 million ($75 million) of gross proceeds raised in the public offering, €39 million ($42 million) of gross proceeds raised in the concurrent private placement, and €69 million ($75 mil-lion) partial prepayment by Aceville against the total exercise price of warrants issued in May 2023. The liquidity we now have, combined with energized investor interest and discrete financing opportunities we continue to develop, including govern-ment financing and PDPs, positions Lilium to aggressively execute the program milestones necessary to achieve first manned flight in late 2024 and receive type-certification of the Lilium Jet in late 2025. We expect our adjusted cash spend will be approximately €170 million ($185 million) in the second half of 2023, which excludes fundraising and related fees, and other non-operational cash flows. Lilium remains focused on cost containment, prioritizing activities essential to program milestones. 3. Excludes fundraising and related fees, and other non-operational cash flows. 4. Dollar figures in this section based upon an exchange rate of 1.00 euro to 1.09 U.S. dollar.

Lilium Jet on track for EASA type-certification in late 2025

EASA, Lilium's primary airworthiness authority, has been a pioneer of eVTOL standards.

EASA, Lilium's primary airworthiness authority, has been a pioneer of eVTOL standards, being the first aviation safety agency worldwide to develop and communicate a comprehensive ruleset for eVTOL aircraft. EASA's SC-VTOL airworthiness rules, published in 2019 after extensive industry consultation, currently represent the highest safety objectives globally for eVTOL aircraft.

Lilium remains on track to achieve EASA type-certification of the Lilium Jet in late 2025.

There are **four overarching steps** to EASA type certification:

1. Technical Familiarization and Certification Basis **(COMPLETE)**
2. Establishment of the Certification Program, including Means of Compliance
   a. Provide Plans & Means to EASA **(COMPLETE)**
   b. Agreement with EASA on Plans & Means (Targeted for late 2023)
3. Compliance demonstration (Targeted for early 2024 through late 2025)
4. Technical closure and issue of approval (Targeted for the end of 2025)

Step 1: Lilium completed Step 1 in 2020 when EASA issued the Certification Basis for the Lilium Jet.

Step 2: As part of our progress toward achieving the second step, EASA has now agreed or accepted 78% of the Means of Compliance (MoCs) for the Lilium Jet. The remaining 22% of our MoCs have been extensively discussed with EASA and are subject to agreement with the certification program.

Steps 3 and 4: The compliance demonstration will commence upon agreement of the certification program and includes the flight test campaign, which continues until type-certification.



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LILIUM
Business Update | Q2 2023 6

Business Update | Q2 2023 7 EASA grants DOA holders special privileges. Final EASA DOA audit successfully conducted In parallel, Lilium is on track to achieve EASA Design Organization Approval (DOA), a requirement for all aircraft manufacturers, demonstrating the neces-sary organization, procedures, competencies and resources to design and certify aircraft. EASA grants DOA holders special privileges. In particular, DOA holders can have compliance documents accepted by EASA without further verification and perform activities independently from EASA. Lilium is pursuing a DOA specifically tailored for eVTOL and electric propulsion certification. We believe Lilium is uniquely positioned to meet all certification requirements, having assembled a management team with experience from the world’s leading aerospace companies. In June 2023, Lilium successfully conducted the fourth and final EASA audit, representing a significant milestone in Lilium’s progress towards achieving DOA. Having concluded this audit, Lilium will now enter the final phase of the DOA process – the follow up and completion of outstanding actions and administrative steps. Lilium anticipates securing its EASA DOA later in 2023. Rendered utilizing computer graphics.

G-1 certification basis received from the FAA

Lilium is pursuing concurrent type-certificate validation of the Lilium Jet with the U.S. Federal Aviation Administration (FAA) under the provisions of the Bilateral Aviation Safety Agreement between the European Union and the U.S. The FAA formally issued its G-1 certification basis for the Lilium Jet in June 2023, making Lilium the only eVTOL manufacturer with both an EASA and FAA certification basis for a powered lift eVTOL aircraft. Receiving the G-1 certification basis is a critical milestone in the FAA cross-validation process, establishing airworthiness and environmental requirements necessary for the Lilium Jet to achieve FAA Type Certificate Validation. Internal analysis of the G-1 certification basis issued for the Lilium Jet indicates significant alignment by the FAA to EASA SC-VTOL regulations (currently the highest eVTOL safety objectives globally).

While significant regulatory challenges remain that could impact eVTOL manufacturers whose primary regulator is the FAA (as reported by the Inspector General for the US Department of Transportation)[5], we are pleased to see the FAA's recent commitment to delivering a final rule for Advanced Air Mobility operational requirements in late 2024. Nevertheless, if FAA regulations further change or are delayed, we expect commercial eVTOL introduction in the U.S. will be delayed.

Importantly, as the Lilium Jet is being certified by EASA, the FAA's delay in issuing certification standards will not impact Lilium's path to EASA type certification, expected in late 2025. Lilium is presently focused on entry into other key global markets – Europe, China, the UK, Brazil and the Middle East.

Lilium is the only eVTOL manufacturer with both an EASA and FAA certification basis for a powered lift eVTOL aircraft.

5. Audit Report of the US Department of Transportation, Office of Inspector General: Regulatory Gaps and Lack of Consensus Hindered FAA's Progress in Certifying Advanced Air Mobility Aircraft, and Challenges Remain (p.28).

Federal Aviation Administration

EASA
European Union Aviation Safety Agency



Certification Basis
Which requirements will apply for the Lilium Jet?
EASA
AGREED: EASA Certification Basis issued in 2020
FAA
IN PROCESS: FAA Certification Basis G-1 received
Means of Compliance
Which means to demonstrate compliance?
EASA
78% AGREED
22% IN PROCESS
FAA
OUTSTANDING
Certification Plans
Collection of evidences to demonstrate compliance
EASA
100% IN PROCESS
FAA
OUTSTANDING
Compliance Demonstration
Verification of compliance
EASA
100% OUTSTANDING
FAA
OUTSTANDING

- EASA have published airworthiness certification requirements representing the highest safety objectives globally for eVTOL aircraft
- Lilium is pursuing concurrent type-certificate validation with the FAA
- Internal analysis of the G-1 certification basis issued for the Lilium Jet indicates significant alignment by the FAA to EASA SC-VTOL regulations.

AGREED: Refers to items which have been approved by the relevant authority; **IN PROCESS:** Refers to proposals submitted by Lilium and pending approval by the relevant authority; **OUTSTANDING:** relates to items yet to be submitted by Lilium to the relevant authority; If agencies haven't published required minimum specifications no assurance can be provided that the agency will not deviate or otherwise recant its agreement. Compliance demonstration begins after the certification program is agreed. As part of the EASA type certification process, Lilium will additionally submit for approval its plans for operational suitability data (OSD) covering pilot training, maintenance staff and simulator qualification and for environmental protection requirements.

LILIUM

Business Update | Q2 2023 8

Business Update | Q2 2023 9 Key markets and customer agreements for the Lilium Jet 50 Lilium Jets 20 Lilium Jets 40 Lilium Jets 5 Lilium Jets 220 Lilium Jets 6 Lilium Jets 100 Lilium Jets 100 Lilium Jets 12 Lilium Jets 5 Lilium Jets 150 Lilium Jets Partnership agreement signed with Shenzhen municipality Our recently announced Memorandum of Understanding with the Bao’an District of Shenzhen municipality for the opening of a regional headquarters in Bao’an District represents a further exciting commercial development for Lilium in a huge and dynamic market. The agreement confirms Lilium’s strategy of pursuing entry into service in key markets globally, based on a superior product that is designed to meet the highest 10-9 safety standards, as advanced in the EASA eVTOL ruleset.6 The collaboration will initially focus on the Guangdong–Hong Kong-Macao Greater Bay Area, with a population of over 85 million people, with plans to grow across China and the broader Asia-Pacific region. We believe the China market, with its huge population, dynamic growth and commitment to electric transportation, could represent up to 25% of the global eVTOL market. China could represent up to 25% of the global eVTOL market. Agreement with Heli-Eastern for 100 Lilium Jets The prospective sale of 100 aircraft to Heli-Eastern, a helicopter operator in the Guangdong–Hong Kong–Macao Greater Bay Area, is a first indication of the scale of opportunity in China. Lilium is the first non-Chinese eVTOL company to announce an aircraft deal in China. Under the agreement, Heli-Eastern intends to order 100 Lilium Jets and will partner with Lilium to identify sites and partners for vertiports and other ground infrastructure. Upon type-certification of the Lilium Jet, Heli-Eastern will operate the aircraft in the region and provide crewing and maintenance services. NOTE: Figures include binding agreements, options and preliminary (MoU) agreements 6. EASA certification requires a 10-9 safety level (less than one aircraft loss per billion flight hours).

The full-scale Lilium Jet cabin model drew in the crowds at the Paris Air Show, June 2023

Lilium showcases 6-passenger cabin at Paris Air Show

Lilium's full-scale 6-passenger cabin model proved to be a star attraction at the recent 2023 Paris Air Show in June, showing how electric flight can be delivered as part of a highly attractive passenger experience.

Additionally, Lilium announced a proposed collaboration with UrbanV on vertiports in Italy, the French Riviera and beyond, to support premium tourist routes for Lilium aircraft.

The Lilium Jet cabin model shows how electric flight combines with outstanding passenger experience.

Lilium Jet sales pipeline continues to grow

Following the agreement with Heli-Eastern, Lilium's pipeline has grown to potential sales of up to 745 Lilium Jets from multiple customers across Europe, South America, the Middle East, Asia and the United States, subject to finalization of commercial terms. In conjunction with the launch of the Pioneer Edition, Lilium has signed agreements with three customers, which include deposit payments, reserving delivery slots for 31 Lilium Pioneer Edition Jets (which includes one customer's option to reserve an additional 10 delivery slots upon Lilium's receipt of additional initial payments per aircraft).

LILIUM
Business Update | Q2 2023 10

Testing of the Lilium Jet ramps up

Clarity on EASA's certification requirements has enabled Lilium to make continued advances in the detailed design, testing and qualification of the Lilium Jet's key systems and components.

Lilium's primary aim in conducting testing activity is to provide assurance that the aircraft and its systems will meet the relevant requirements of EASA's certification basis. This entails collecting and evaluating large volumes of test data, from system to aircraft level. To achieve certification, Lilium must demonstrate statistical confidence levels in line with EASA's 10^{-9} safety requirement.

Significant progress towards validation of Lilium Jet battery packs

Multiple testing campaigns carried out on prototype Lilium Jet battery cells have demonstrated the remarkable energy capacity, power and cycle life of the cutting-edge cell technology developed by Ionblox, a leading battery technology supplier, in partnership with Lilium. Lilium has the exclusive right to use Ionblox's cells in commercial regional eVTOL applications.[7]

CustomCells, who will industrialize and produce battery cells for Lilium, are producing prototype cells of the Ionblox technology in increasing numbers. Lilium and CustomCells teams are collaborating towards consistent aerospace grade quality and are now working towards securing the volume scalability for the production of these cells. Consistent with best practice in the EV industry to ensure an adequate supply of high-quality cells for initial certification of our jet and subsequent industrial ramp-up, we intend to implement a dual-sourcing strategy for cell production. Beyond initial production ramp up, we expect that multiple cell suppliers will be contracted to ensure the most efficient volume production of battery cells for our jet.

Battery packs for the Lilium Jet will be assembled by Lilium on an in-house assembly line. Lilium has performed extensive test campaigns this year on prototype battery pack components assembled at Lilium, with a focus on safety, performance and redundancy. Test campaigns will continue in the coming months with a special focus on electrical and performance properties at pack level. These tests represent an important step towards validating that the Lilium Jet battery will meet EASA's requirements for propulsion batteries, which were reconfirmed, following extensive industry consultation, in June 2023.

7. For ranges of more than approximately 31 miles until 2027.

Battery packs for the Lilium Jet will be assembled by Lilium on an in-house assembly line.

LILIUM

Business Update | Q2 2023 11

Wind tunnel testing demonstrates Lilium Jet's aerodynamics

In late June 2023, Lilium successfully concluded a wind tunnel test campaign using a complete 40%-scale Lilium Jet model, built according to the latest aircraft design with all aerodynamic elements, working engines and flap actuators.

These tests, conducted at the German-Dutch Wind Tunnels' Large Low Speed Wind tunnel facility (Europe's largest wind tunnel), enabled Lilium to gather substantial data on the aerodynamics of the Lilium Jet, complementing the wind tunnel testing on aircraft sections in 2021 and 2022, as well as the real-life data provided by Lilium's continued Phoenix demonstrator flights.





A first wind tunnel test campaign, using a complete Lilium Jet model was completed in June 2023

The latest wind tunnel tests provided important insights into all phases of flight, including high-speed flight. Testing in an open wind tunnel section enabled Lilium to test the aircraft for wind effects from all angles during hover, while tests in proximity to the ground provided important data on ground effects, complementing real-life data from Phoenix demonstrator flights.

The latest wind tunnel tests provided important insight into all phases of flight, including high-speed flight

These wind tunnel test results serve as critical input to inform Lilium's flight dynamics model, supporting first flight of the manned Lilium Jet and further development of Lilium's flight simulator. The flight simulator will be used in the certification campaign, alongside aircraft test flights, as a means for demonstrating that the aircraft conforms to applicable airworthiness requirements.

LILIUM

Business Update | Q2 2023 12

First Lilium Jet e-motor from DENSO undergoes testing

Aeronamic produced the first batch of Lilium Jet shafts and the first engine fan.

Lilium successfully completed the testing of a full-size prototype Lilium Jet fan and stator at facilities of Jetpel, a spin-off of Aachen University, one of Germany's leading centers of aviation technology. Both Jetpel and Aachen University are participating in pioneering research led by the German Aerospace Center to evaluate the performance of electrically driven ducted fans. Data obtained through the test campaign enabled Lilium to map out the operating envelope of the engine for its stability and aeroelastic margins, total pressure ratio and overall propulsive efficiency. The test results confirmed Lilium's predictions, providing further confidence in the fan design's robust operating margins. In parallel, Aeronamic, Lilium's supplier for engine fans and shafts, recently completed the first batch of Lilium Jet shafts and produced the first conforming fan.

The first prototype e-motor delivered by Lilium's engine supplier DENSO is now undergoing tests on a Lilium test rig with further deliveries from DENSO expected in the coming months. The data generated from the test campaign will allow Lilium to characterize the mechanical, electrical and thermal performance of the electrical motor, thus further validating the propulsion design, as well as the models supporting it. The full propulsion e-motor unit is due for delivery to the Lilium assembly line in the fourth quarter of 2023.



A prototype e-motor, built by DENSO, began testing on a Lilium rig in July 2023.

In the coming weeks, Lilium test rigs will be brought online to validate the performance of the various propulsion unit components and the ensuing integration of subsystems. Lilium is currently building a test bed for the full propulsion unit, consisting of engines, motors, actuators, control units and mounting structure, which will enable Lilium to conduct proactive qualification and certification testing on this key system.

LILIUM
Business Update | Q2 2023 13

Business Update | Q2 2023 14 First Lilium Jet primary structures and composite skin built Lilium’s aerostructures partners have begun to build the fuselage of the Lilium Jet. Aciturri has completed sev-eral of the primary structures (forward frame, internal frame and aft frame), as well as completing the first skin section in composite material. In parallel, tooling work is progressing on additional fuselage parts as well as the wings. The fuselage, wings and canards are expected to be first delivered to Lilium in the fourth quarter of 2023 prior to the start of assembly. Forward frame Forward frame Aft frame Internal frame Belly skin Internal frame Aft frame The first composite section belly skin of the Lilium Jet was completed in July, 2023 Rendered utilizing computer graphics.

Supply chain expansion Lilium’s world class suppliers, many of whom have decades of experience in developing and qualifying systems for the certification requirements of com-mercial aviation, continue their support of Lilium’s detailed design and testing activities. In recent weeks, SKF (electric motor bearings) joined the program, announcing a supplier agreement for the Lilium Jet. Presently, around 90% of the total expected aircraft bill of materials cost has been selected or contracted. Lilium will continue to integrate new suppliers, while maintaining the requisite flexibility for further supply and cost optimiza-tion. The remaining components will be contracted progressively as required for our program (e.g., some cabin interior items can be sourced later). Phoenix demonstrator flights continue Lilium continues to fly its demonstrator jets at the ATLAS Flight Test Center in Spain, with a current focus on ground effect (measuring lift disturbances during flight close to the ground), and downwash testing (measuring the air effects on the ground at approach to landing). As well as yielding further insight into operational performance, the current flight campaign will provide learnings that will increase readiness for the intensive flight campaign necessary to achieve certification of the Lilium Jet. For instance, flying multiple demonstrator jets on the same day has enabled our flight teams to gain experience in delivering efficient ground operations, through optimized charging, pre-flight inspection, towing and post flight inspection procedures. Business Update | Q2 2023 15 The demonstrator flight campaign will provide learnings that will increase readiness for the Lilium Jet certification flight campaign.

Secured intellectual property value in key electric jet technologies Lilium continues to actively protect its technological leadership by securing intel-lectual property rights in key market regions. As of the end of June 2023, Lilium had filed a total of 93 new patent applications with the US Patent and Trademark Office (USPTO), the European Patent Office (EPO) and other offices, of which 62 patents have been published. Additionally, patent authorities granted seven key patents, further confirming the innovative character of the Lilium Jet’s architecture. Latest patent grants were covering essential aspects of the Lilium Jet such as cooling integration, integra-tion of electronic components within the engine and the servo actuators for the unique flap architecture of the aircraft. As of end of June 2023, Lilium had filed a total of 93 new patent applications. Business Update | Q2 2023 16 Rendered utilizing computer graphics.

Business Update | Q2 2023 17 Klaus Roewe CEO Conclusion and outlook We would like to thank all Lilium stakeholders – our investors, customers, suppliers, employees and regulators – as well as our many fans and followers, for your engagement and commitment to our mission. We believe the latest funding success represents a clear vote of confidence in our Lilium Jet development, our path to EASA certification and our superior customer offering. In the months ahead, we look forward to updating you on the progress towards our next milestones, including: The entire Lilium team is fully focused on delivering on our commitments. Securing further financing towards entry into service, including prioritizing non-dilutive funding sources Coming to agreement with EASA on a Full Certification Plan and finalizing DOA approval Starting the assembly of the Lilium Jet Signing further binding customer agreements with pre-delivery payments Oliver Vogelgesang CFO Rendered utilizing computer graphics.

Business Update | Q2 2023 18 Contact Investor Relations investors@lilium.com ir.lilium.com Upcoming Investor Events — Q3 2023 Business Update Rendered utilizing computer graphics.

Business Update | Q2 2023 ABOUT LILIUM Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lil-ium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, UK, and the Kingdom of Saudia Arabia, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com. FORWARD-LOOKING STATEMENTS This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, (ii) the markets and industry in which the Lilium Group operates or intend to operates, (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, (iv) our ability to successfully patent our intellectual property and the future performance of our innovations, (v) the expected results of the Lilium Group’s business and business model, including when launched in phases, (vi) our capital raising expectations and the expected consummation of the various capital raising transactions described herein and the use of proceeds therefrom, (vii) the funds having been raised so far in 2023 covering much of the estimated capital needed to achieve first manned flight of the type conforming aircraft, (viii) the timing of Lilium’s targeted regulatory milestones (e.g., achieving first manned flight of the type conforming aircraft in late 2024), and (ix) Lilium’s anticipated receipt of pre-delivery payments and the extent to which such payments will help cover Lilium’s capital requirements. These forward-looking statements generally are identi-fied by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events and are subject to risks, uncertainties and assumptions, and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include the risk that the offerings described herein are not consummated on a timely basis or at all as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC as well as other information we file with the SEC. We caution investors not to rely on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC available at www.sec.gov for a discus-sion of these and other risks or uncertainties. Forward-looking statements speak only as of the date they are made. Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Lilium’s business is subject to substantial risks and uncertainties including those described in Lilium’s filings with the SEC referenced above.